Exhibit 99.1

HeadHunter Group PLC Provides COVID-19 Related Update

MOSCOW, Russia, April 15, 2020 – HeadHunter Group PLC (Nasdaq: HHR) (the “Company”) today announced several actions related to its response to the rapidly changing market environment from the COVID-19 pandemic.

Like many companies around the world, we are facing an unprecedented level of uncertainty with respect to our business outlook for 2020 due to the spread of COVID-19 and associated government measures taken to combat the virus. Russia is currently expected to remain under lockdown at least until the end of April and there is significant uncertainty as to the extent of the nationwide spread of the virus as well as its impact on overall economic activity.

2020 Full Year Guidance

Over the past few weeks, the COVID-19 situation has begun to impact the recruitment market dynamics in Russia and we have observed significant decreases in employers’ and candidates’ activity on our platform.

While we continue to monitor the situation closely, it is too early to accurately predict the financial impact of the COVID-19 pandemic on our business. Given the current high degree of uncertainty, we believe the 2020 market guidance we issued on March 13, 2020, which reflected the information available to us at the time, does not retain its validity for the near term and, therefore, we withdraw it.

We will aim to provide additional details regarding 2020 financial guidance as soon as there is greater clarity on the impact of COVID-19 on our business and the broader Russian economy.

Actions Taken to Ensure Short-Term Liquidity and Flexibility

Operationally, we benefit from being a fully digital business and all employees have been working remotely for several weeks, in line with our business continuity plan. To date, we have not experienced any material disruptions to our normal operations.

Financially, we have a strong balance sheet, with a cash balance of RUB 2.1 billion and a Net Debt / Adjusted EBITDA ratio of 0.8x as of December 31, 2019. Our subscription-based business model is highly cash generative, with an Adjusted EBITDA margin of 50.5% in 2019. Pre-paid revenue as of December 31, 2019 was RUB 2.4 billion and we have low capex requirements. All of these factors allow us to maintain our cash position and preserve financial flexibility even in the case of a protracted economic downturn.

However, we are implementing prudent operational control measures, such as substantially reducing all non-essential and discretionary operating costs, optimizing marketing budgets and limiting non-essential capital expenditures, including office renovations. None of these actions are expected to impact business continuity nor our ability to execute our long-term strategy. However, they are undertaken out of prudence and will allow us to address potential temporary challenges that could arise from the instituted quarantine period in Russia.

Taking into account the current level of uncertainty, including the possibility of a longer duration of the quarantine measures in Russia, the Board of Directors has taken a decision to defer until further notice the previously announced payment of an interim dividend of $0.50 per share, which had been scheduled for payment by April 20, 2020. Both the amount of the dividend as well as the dividend record date of March 27, 2020 will remain unchanged.

We recognize that this is a significant step to take. However, due to the extraordinary current environment and until such time that there is visibility on a more stable, sustainable market environment in which the business outlook can be assessed in a normalized way, we consider preserving our liquidity to be a prudent precautionary measure. We will closely monitor the evolving situation and keep our shareholders up to date on the dividend payment date. Currently, our next such update is expected to be with our first quarter financial results disclosure.

Contacts:

Investor Inquiries

Roman Safiyulin

E-mail: r.safiyulin@hh.ru

Media Inquiries

Alexander Dzhabarov

E-mail: a.dzhabarov@hh.ru

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the year ended December 31, 2020, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, the uncertain impact of the COVID-19 pandemic on the financial markets, significant competition in our markets, our ability to maintain and enhance our brand, our ability to improve our user experience and product offerings, our ability to respond to industry developments, our reliance on Russian Internet infrastructure, macroeconomic and global geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment, privacy and data protection concerns and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the caption “Risk Factors” in our Form 20-F filed with the SEC on March 13, 2020 as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), which is on file with the SEC and is available on the SEC website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.